                    UNITED STATES                    --------------------------
          SECURITIES AND EXCHANGE COMMISSION                 OMB APPROVAL
                 WASHINGTON, DC 20549                --------------------------
                                                     OMB Number:      3235-0101
                      FORM 144                       Expires:      May 31, 2000
                                                     Estimated average burden
        NOTICE OF PROPOSED SALE OF SECURITIES        hours per response ... 2.0
      PURSUANT TO RULE 144 UNDER THE SECURITIES      --------------------------
                      ACT OF 1933                    --------------------------
                                                        S.E.C. USE ONLY
      ATTENTION: Transmit for filing 3 copies
             of this form concurrently with          --------------------------
      either placing an order with a broker to       DOCUMENT SEQUENCE NO.
           execute sale or executing a sale
            directly with a market maker.            --------------------------
                                                     CUSIP NUMBER

                                                     --------------------------
                                                     WORK LOCATION

                                                     --------------------------

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 1(a) NAME OF ISSUER (Please type or print)                  (b) I.R.S. IDENT. NO.    (c) S.E.C. FILE NO.
TransCostal Marine Services, Inc.                            72-1353528               000-23225
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 1(d) ADDRESS OF ISSUER                   STREET           CITY           STATE           ZIP CODE             (e) TELEPHONE NO.
                                                                                                            ------------------------
                                                                                                            AREA CODE      NUMBER
4900 Woodway, Suite 500, Houston, TX 77056                                                                     713        626-8899
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 2(a) NAME OF PERSON FOR WHOSE ACCOUNT   (b) I.R.S. IDENT.     (c) RELATIONSHIP   (d) ADDRESS    STREET    CITY    STATE    ZIP CODE
      THE SECURITIES ARE TO BE SOLD          NO.                   TO ISSUER

J&D Capital, L.C.                        72-1365743            Stockholder        217 W. University Ave., Lafayette, LA 70506
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 INSTRUCTION: The person filing this notice should contact the issuer to obtain
              THE I.R.S. Identification Number and the S.E.C. File Number.

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       3(a)                            (b)                                                    (c)                  (d)
   TITLE OF THE          NAME AND ADDRESS OF EACH BROKER           S.E.C. USE ONLY     NUMBER OF SHARES         AGGREGATE
     CLASS OF         THROUGH WHOM THE SECURITIES ARE TO BE        ---------------      OR OTHER UNITS           MARKET
    SECURITIES         OFFERED OR EACH MARKET MAKER WHO IS          BROKER-DEALER         TO BE SOLD              VALUE
    TO BE SOLD               ACQUIRING THE SECURITIES                FILE NUMBER       (See instr. 3(c))    (See instr. 3(d))
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Common Stock,         Merrill Lynch, Pierce, Fenner & Smith, Inc.                      50,000               $140,000
$0.001 par value
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     (e)                      (f)                    (g)
NUMBER OF SHARES            APPROXIMATE            NAME OF EACH
 OR OTHER UNITS             DATE OF SALE            SECURITIES
   OUTSTANDING           (See instr. 3(f))           EXCHANGE
(See instr. 3(e))         (Mo.  Day  Yr.)       (See instr. 3(g))
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  11,248,441                 12/17/99           NASDAQ National
    Shares                                           Market
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INSTRUCTIONS:
   1.  (a) Name of issuer
       (b) Issuer's I.R.S. Identification Number
       (c) Issuer's S.E.C. file number, if any
       (d) Issuer's address, including zip code
       (e) Issuer's telephone number, including area code

   2. (a) Name of person for whose account the securities are to be sold
       (b) Such person's I.R.S. identification number, if such person is an entity
       (c) Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing)
       (d) Such person's address, including zip code

   3.  (a) Title of the class of securities to be sold
       (b) Name and address of each broker through whom the securities are intended to be sold
       (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
       (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
       (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
       (f) Approximate date on which the securities are to be sold
       (g) Name of each securities exchange, if any, on which the securities are intended to be sold

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



SEC 1147(7-97)

                         TABLE I--SECURITIES TO BE SOLD
   Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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     Title of    Date you    Name of Acquisition      Name of Person from       Amount of         Date of      Nature of Payment
    the Class    Acquired       Transaction           Whom Acquired             Securities        Payment
                                                      (If gift, give            Acquired
                                                      date donor acquired)
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Common Stock     9/22/98      Foreclosure Sale            Robert Dunn               50,000          9/22/98    Cancellation of
$0.001 par                                                                          Shares                     Outstanding
value                                                                                                          Indebtedness
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INSTRUCTIONS:
 1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

 2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

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               TABLE II--SECURITIES SOLD DURING THE PAST 3 MONTHS
      Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose
                     account the securities are to be sold.

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   Name and Address of Seller             Title of Securities Sold         Date of Sale         Amount of        Gross Proceeds
                                                                                               Securities
                                                                                                  Sold
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J&D Capital, L.C.                           Common Stock, $0.001           (see remarks       47,300 shares        $160,942
217 W. University Avenue                    par value                         below)
Lafayette, Louisiana 70506
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REMARKS:
 Sales were completed pursuant to Rule 144(k) from 10/14/99 to 11/29/99 at prices ranging from $3.25 to $4.00 per share.

INSTRUCTIONS:
 See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.


                               December 17, 1999
                    ----------------------------------------
                                Date of Notice

ATTENTION:
 The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

   J&D Capital, L.C.


By:           /s/ G. Darcy Klug
   ----------------------------------------
            G. Darcy Klug, Manager

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
    Any copies not manually signed shall bear typed or printed signatures.

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 ATTENTION: Intentional misstatements or omission of facts constitute federal
                   Criminal Violations (See 18 U.S.C. 1001)
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